14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

January 8, 2024

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	HNO International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2023
File No. 333-275193

Dear Ms. Majmudar:

We are in receipt of your letter dated January 2, 2024, setting forth certain comments to the Registration Statement on Form S-1 (the “Registration Statement”), as amended, which was originally filed on October 27, 2023, and then amended on December 19, 2023 by HNO International, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Form S-1 filed on December 19, 2023

Cover Page

1.	We note your response to prior comment 1. Please add disclosure on the cover page to disclose the percentage of shares owned by your Chairman and provide a cross-reference to your new risk factors describing the associated risks. In addition, please expand your risk factor disclosure to describe the debt payable to HNO Green Fuels, Inc. and the possibility that debt may be repaid by issuing securities, if true.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Registration Statement (the “Amendment”) which adds disclosure to the cover page to disclose the percentage of shares owned by the Company’s Chairman and a cross-reference to risk factors describing the associated risks was added. In addition, a new risk factor was added to describe the debt payable to HNO Green Fuels, Inc. and the possibility that the debt may be repaid by issuing securities.

Business

Our Products, page 27

2.	We note your revised disclosure in response to our prior comment 5 regarding your hydrogen production locations. Please balance your disclosure here to clarify that these revenues are not guaranteed and consistent with your disclosure in Note 3 to your unaudited financial statements, at July 31, 2023, you had a deficit of $ 41,130,638 and have not been able to generate sufficient cash from operating activities to fund your ongoing operations and that you will be required to raise additional funds through public or private financing or other arrangements until you are able to raise revenues to a point of positive cash flow.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which adds disclosure to clarify that certain revenues are not guaranteed and consistent with the Company’s disclosure in Note 3 of its unaudited financial statements, at July 31, 2023, the Company had a deficit of $41,130,638 and that the Company has been unable to generate sufficient cash from operating activities to fund its ongoing operations that the Company will be required to raise additional funds through public or private financing or other arrangements until it is able to raise revenues to a point of positive cash flow.

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Directors, Executive Officers, Promoters and Control Persons, page 32

3.	We note your response to our prior comment 6 and re-issue it in part. Please revise to include each officer's and director's principal occupation and employment during the past five years. In this regard, we note that you have only revised your disclosure to include the positions held by Hossein Haririnia since October 2021 and William Parker since May 2022.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which includes each officer’s and director’s principal occupation and employment during the past five years.

Certain Relationships and Related Transactions, page 35

4.	Please revise this section to disclose the cross-default provisions in the outstanding notes which provide that a default under any note will cause any other obligations of the borrower to the lender to become immediately payable. In addition, please revise to describe the debt repayment in November 2021 and December 2022.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which discloses the cross-default provisions in the outstanding notes which provide that a default under any note will cause any other obligations of the borrower to the lender to become immediately payable. In addition, additional disclosure has been provided to describe the debt repayment in November 2021 and December 2022.

Exhibit 23.1, page 56

5.	Please have your independent accountants revise their consent to being identified or relied upon as experts in accounting and auditing as indicated on page 41.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which provides a revised Exhibit 23.1.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Paul Mueller, CEO

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